Exhibit 12.1

OWENS CORNING AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended March 31, 2018	Twelve Months Ended December 31,
		2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges	3.1	4.4	4.8	4.1	2.5	2.8

The computation of the ratio of earnings to fixed charges is as follows (in millions):

	Three Months Ended March 31, 2018	Twelve Months Ended December 31,
		2017	2016	2015	2014	2013
Earnings:
Earnings from continuing operations before taxes	103	559	590	453	232	273
Fixed charges (see below)	48	164	154	143	157	153
Amortization of capitalized interest	3	11	11	9	8	7
Capitalized interest	(4)	(13)	(16)	(14)	(10)	(8)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
Earnings, as adjusted	150	721	739	591	387	425
Fixed charges:
Portion of rents representative of interest expense(a)	8	29	26	29	30	28
Interest on indebtedness, including amortization of deferred loan costs(b)	36	122	112	100	117	117
Capitalized interest	4	13	16	14	10	8
Total fixed charges	$48	$164	$154	$143	$157	$153

(a)	The Company estimates that 33% of its rental costs represent interest expense. This factor has been applied to all periods presented in the table above.
(b)	Interest on indebtedness excludes interest income, gain or loss on certain derivative financial instruments, gain or loss on extinguishment of debt, and interest associated with uncertain tax positions, which is included in Income tax expense in the Consolidated Statements of Earnings.